Exhibit 99.137

ENCORE ENERGY ANNOUNCES RESULTS OF 2022 ANNUAL GENERAL MEETING

TSX.V: EU

OTCQB:ENCUF

www.encoreuranium.com

CORPUS CHRISTI, Texas, June 23, 2022 /CNW/ - enCore Energy Corp. ("enCore" or the "Company") (TSXV: EU) (OTCQB: ENCUF) announced today the results from the 2022 Annual General Meeting of Shareholders held on June 22nd, 2022. A total of 92,710,149 of common shares were voted in connection with the meeting, representing approximately 28.9% of the issued and outstanding common shares of the company. Shareholders approved all motions including the re-election of directors as follows: William M. Sheriff, William B. Harris, Mark S. Pelizza, Richard M. Cherry, Dennis E. Stover, W. Paul Goranson, Nathan A. Tewalt. Shareholders also approved the appointment of auditors and the Company's stock option plan.

Following the vote, the Board approved Nathan Tewalt's resignation from the Board of Directors and approved the re- appointment of Susan Hoxie-Key as a director of the Board, all effective immediately. Mr. Tewalt will continue to serve the Company as the Chair of the Technical Advisory Committee.

About enCore Energy Corp.

enCore Energy is rapidly advancing towards becoming the next producer of American uranium. With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1, enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock and Wyoming Gas Hills projects offer mid-term production opportunities with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

[1]	Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDARas well as company websites at www.encoreuranium.com.

www.encoreuranium.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements relating to the intended use of the net proceeds of the Offering and the completion of any capital project or property acquisitions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access additional capital; the ability of enCore to implement its business strategies; and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%SEDAR: 00029787E

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 23-JUN-22